ORBIS

Warsaw, 2002-12-12

02060801

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,
Please find enclosed the text of the Current Report no 34/2002.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Current report no 34/2002

The Management Board of "Orbis" S.A. hereby informs about the execution, on December 10, 2002, of a Share Disposal Agreement to PKN Orlen S.A. pertaining to the shares in AWSA Holland II B.V. ("AWSA II") within the framework of implementing the conditional AWSA II Share Purchase Agreement executed with PKN Orlen S.A. on November 15, 2002.

As a result of finalizing the transaction, "Orbis" S.A. sold to PKN Orlen S.A. 165,924 shares in AWSA II (9.218% of the initial capital of the company) for a total price of PLN 61,400,000.

AWSA II, a Dutch company, is the sole shareholder of a Dutch company operating under the business name AWSA Holland I B.V. holding 98.85% of shares in Autostrada Wielkopolska S.A. with its registered office in Poznań.